November 8, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Weave Communications, Inc.
Registration Statement on Form S-1 (File No. 333-260321)

Attn:	Melissa Kindelan
Christine Dietz
Austin Pattan
Kathleen Krebs
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Act”), we wish to advise that between November 2, 2021, and the date hereof, approximately 4,548 copies of the Preliminary Prospectus, dated November 2, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.
We have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
In accordance with Rule 461 under the Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on November 10, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.
[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the
Several Prospective Underwriters

GOLDMAN SACHS & CO. LLC
By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

BOFA SECURITIES, INC.
By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

CITIGROUP GLOBAL MARKETS INC.
By:	/s/ Herb Yeh
Name: Herb Yeh
Title: Managing Director
[Signature Page to Underwriters’ Acceleration Request Letter]